Certificate of Qualified Person

As a co-author of the technical report titled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated effective September 4, 2019 (the "Report") I, Michael Murphy, P. Eng. residing at Corbeil, Ontario, Canada hereby certify that:

1.	I am currently employed as a Mining Engineer by Stantec Consulting Ltd. of 200-147 McIntyre St W, North Bay, ON, Canada P1B 2Y5.

2.	I am registered with the Professional Engineers of Ontario (PEO) as a P.Eng. (No. 90500299).

3.	I graduated from Laurentian University in Sudbury Ontario with a Bachelor of Engineering in Mining Engineering in 1994.

4.

I have practiced my profession continuously since 1994 and have experience in mining operations and consulting. I have worked as a Mining Engineer in underground mining operations for 12 years using the mining methods and equipment similar to the project and as a Consulting Mining Engineer conducting mining studies for underground hard rock mining for 13 years.

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 (the "Instrument") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of the Instrument.

6.	Prior to co-authoring this Report in respect of the Waterberg Project, I have had no prior involvement with the Waterberg Project.

7.	I have last visited the Waterberg Project for personal inspection in October 2018 for a period of one day.

8.

I am the co-author of the Report and am responsible for Sections 1.1, 1.2, 1.11, 1.12, 1.17, 1.19, 1.20, 1.21 1.22; parts of Section 2; parts of Section 3; Sections 4.1 to 4.4; parts of Section 6; Section 15; Section 16; parts of Section 21; Section 23; Section 24; Sections 25.2, 25.3, 25.8; parts of Section 27.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading.

10.	I am independent of Platinum Group Metals Ltd. as described in section 1.5 of the Instrument.

11.	I have read the Instrument and confirm that the Report has been prepared in compliance with the Instrument.

12.

I do not have, nor do I expect to receive a direct or indirect interest in the mineral properties of Platinum Group Metals Ltd., and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd. or any associate or affiliate of such company.

13.

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at North Bay, Ontario, Canada, on October 7, 2019.

/s/ Michael Murphy
Michael Murphy, P. Eng.
Mining Manager, Mining Engineering
STANTEC CONSULTING LTD.